Exhibit 99.1

May 20, 2015

CMGE Announces Strategic Restructuring of Subsidiary

HONG KONG, May 20, 2015 (GLOBE NEWSWIRE) — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today announced that Chengdu Zhuoxing Technology Co., Ltd. (“Chengdu Zhuoxing”), a subsidiary of one of the Company’s variable interest entities, has entered into an agreement to restructure and sell a portion of its interest in Beijing Zhuoyuechenxing Technology Co., Ltd. (“Beijing Zhuoyuechenxing”), a subsidiary of Chengdu Zhuoxing, to Tianjin Zhuoyue Mobile Technology Co., Ltd. (“Tianjin Zhuoyue”), a company controlled by Mr. Shuling Ying, the Company’s chief operating officer. The Company also announced that Mr. Ying will leave his current position to assume the role of chief executive officer of Beijing Zhuoyuechenxing. This strategic restructuring is intended to increase the profitability of Beijing Zhuoyuechenxing, previously an inactive subsidiary, and to enable CMGE to benefit from Mr. Ying’s leadership developing and managing the business of the newly restructured Beijing Zhuoyuechenxing.

Mr. Ken Jian Xiao, chief executive officer of CMGE, stated, “I am confident that this strategic restructuring of Beijing Zhuoyuechenxing will benefit the Company in the long run. We believe that elevating Mr. Ying to the role of a strategic partner will help ensure the development of Beijing Zhuoyuechenxing’s business and maximize our return in this strategic investment.”

Under the agreement, Chengdu Zhuoxing will sell up to 51% of its equity interest in Beijing Zhuoyuechenxing to Tianjin Zhuoyue over a period of three years for a total consideration of RMB130 million, including a RMB20 million contribution to Beijing Zhuoyuechenxing’s share capital. Chengdu Zhuoxing will also transfer the operations of two social games to Beijing Zhuoyuechenxing: Crisis Action ( ) and Charming Dancer ( ). If Beijing Zhuoyuechenxing fails to achieve profit targets of RMB45 million, RMB80 million and RMB107 million for 2015, 2016 and 2017, respectively, Tianjin Zhuoyue will return to Chengdu Zhuoxing up to 25% of its shares in Beijing Zhuoyuechenxing without consideration. Under the agreement, CMGE will obtain the right to appoint members to the Beijing Zhuoyuechenxing board of directors and will also hold a right of first refusal and co-sale rights.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as its business plans; its future development, results of operations and financial condition; the Company’s ability to continue to develop new and attractive products and services; the Company’s ability to continue to develop new technologies or upgrade its existing technologies; the Company’s ability to attract and retain users and customers and further enhance its brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT:	For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com